LAIRD SUPERFOOD, INC.

November 17, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Laird Superfood, Inc.

Registration Statement on Form S-3 (File No. 333-261033)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Laird Superfood, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-261033) and declare the Registration Statement effective as of Friday, November 19, 2021, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (541) 904-4824, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Laird Superfood, Inc.

By:	/s/ Valerie Ells
Name:	Valerie Ells
Title:	Chief Financial Officer

cc:    David R. Crandall, Hogan Lovells US LLP

275 W. Lundgren Mill Drive, Sisters, Oregon 97759    Phone 888.670.6796